SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 1-14766

The Southern Connecticut Gas Company Target Plan
855 Main Street
Bridgeport, CT  06604

(Full title of the plan and address of the plan, if different from that of the issuer named below)

Energy East Corporation
P.O. Box 12904
Albany, NY  12212-2904

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

The Target Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Southern Connecticut Gas Company
Target Plan
(Name of the Plan)

Date: June 16, 2000	/s/Janet L. Janczewski
Janet L. Janczewski Senior Corporate Counsel and Assistant Secretary

APPENDIX 1

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 1999 AND REPORT OF THE INDEPENDENT ACCOUNTANTS

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Financial Statements

Index

Page(s)

Report of Independent Accountants	1

Financial Statements: Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999	3

Notes to Financial Statements	4-8

Supplemental Schedules: Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1999	9

Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1999	10

Consent of Independent Accountants	11

Report of Independent Accountants

To the Participants and Administrator of
The Southern Connecticut Gas Company Target Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Southern Connecticut Gas Company Target Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Hartford, CT
May 26, 2000

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Statements of Net Assets Available for Benefits

	December 31,
	1999	1998
Assets:
Investments, at fair value	$32,998,506	$27,257,741
Investments, at contract value	24,407,976	23,276,398
Participant loans	1,606,728	1,642,992
Total investments	59,013,210	52,177,131

Receivables:
Employee contributions	50,501	-
Employer contributions	11,985	-
Total receivables	62,486	-

Net assets available for benefits	$59,075,696	$52,177,131

The accompanying notes are an integral part of the financial statements.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Statement of Changes in Net Assets Available For Benefits

Year ended
December 31,
1999
Investment income:
Interest and dividends on investments	$1,341,155
Interest on participant loans	167,487
Net appreciation in fair value of investments	5,841,809
7,350,451

Contributions:
Employer	672,218
Employee	2,104,213

Total additions	10,126,882

Benefits paid to participants	3,211,451
Administrative expenses	16,866

Total deductions	3,228,317

Net increase	6,898,565

Net assets available for benefits:
Beginning of year	52,177,131

End of year	$59,075,696

The accompanying notes are an integral part of the financial statements.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Notes to Financial Statements

  Description of Plan

The following brief description of The Southern Connecticut Gas Company (the "Company" or "Southern") Target Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information .

General
The Plan, a defined contribution plan, was established and is governed by the Plan document dated July 1, 1981, as amended and restated effective January 1, 1998. The Plan provides a systematic savings program for employees who have attained age 21 and have at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions
Participating employees may make a basic contribution of 2% to 6% of their base salary and may make an additional contribution of 1% to 10% of their base salary, on either a tax-deferred or taxable basis, into one or more of five funds. For each employee participating in the Plan, the Company contributes an amount equal to 50% of the employee's basic contribution. Participants are fully vested in the current value of their contributions and become vested in the Company contributions credited to their account based upon their years of vesting service as shown below:

Vested
Years of vesting service	percentage

1	20%
2	40%
3	60%
4	80%
5 or more	100%

Employees who reach normal retirement age, or become disabled or die while employed by the Company, are immediately vested in the value of the Company contributions credited to their accounts.

Administration
The Plan is administered by a committee appointed by the Board of Directors of the Company. Administrative expenses of the Plan are paid by the Company. Beginning July 1, 1996, a minor portion of the cost of Plan administration has been paid by Plan participants to partially offset the cost of record maintenance. These expenses have been included in the statement of changes in net assets available for benefits.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Notes to Financial Statements

Investment Options
Participants may invest in one or more of five funds as specified in the Plan. The Fixed Income Fund consists of group annuity or guaranteed investment contracts with legal reserve life insurance companies. These contracts have specified maturity dates. This fund provides the participant with a stated annual rate of return. The Equity Fund and Index Fund provide for participation in a pool of investments composed principally of equity securities. The Balanced Fund is a combination of fixed and equity pooled investments, and the Connecticut Energy Corporation Common Stock Fund consists of investment in shares of common stock of the Company's parent company, Connecticut Energy Corporation ("CEC"). (See Note 6 for further information on investment options.)

Distributions and Forfeitures
Upon termination of employment of a participant by retirement, disability or death, the balance of the participant's account, if requested to be distributed, will be paid in either: a) a lump sum distribution; b) periodic installments over a reasonable period of time not to exceed the participant's life expectancy or the joint and survivor life expectancy of the participant and his designated beneficiary at the commencement of the installments; or c) a combination of the foregoing.

Upon termination of a participant's employment for other reasons, the vested balance of the participant's account, if requested to be distributed, will be paid in a lump sum. Accounts which have not vested will be held in suspense and should the participant resume employment before incurring five consecutive one-year breaks in service, the value of such account shall be restored. Amounts forfeited by employees are applied to reduce subsequent Company contributions.

Inactive Accounts
At December 31, 1999, there were 146 individuals, with Plan asset accounts totaling $12,899,226, who are no longer contributing to the Plan.

Withdrawals and Loans
Participants may, at any time during the year, take withdrawals or loans from their accounts. The funds available from which the participants may make a withdrawal or take a loan vary under the Plan depending on the circumstances surrounding the withdrawal or loan. All withdrawals and loans are subject to the review and approval of the Plan Committee.

Plan Amendment and Termination
The Company intends to continue the Plan indefinitely, but reserves the right by action of the Board of Directors, to amend or terminate the Plan at any time subject to applicable ERISA and collective bargaining requirements. In the event the Plan is terminated, the balances in the accounts of each participant will become fully vested and will be distributed to the participants as soon as practicable.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Notes to Financial Statements

  Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis and in accordance with generally accepted accounting principles.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Reclassification
Certain amounts have been reclassified on the financial statements to conform with the 1999 presentation.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments
The investment options available to participants consist of five separate investment funds which are: an Equity Fund, an S&P 500 Index Fund, a Fixed Income Fund, a Balanced Fund and a CEC Common Stock Fund. (See Note 6 for further information on investment options.)

The investments in the Equity, Index, Balanced and CEC Stock Fund which are held by the Plan are valued at current market prices or similar quotations. Investments in the Fixed Income Fund are valued at contract value. Participant loans are valued at the lower of cost or net realizable value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

Net Appreciation in Fair Value of Investments
The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments which consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Notes to Financial Statements

Guaranteed Investment Contracts
The Fixed Income Fund consists of group annuity or guaranteed investment contracts with legal reserve life insurance companies. These contracts have specific maturity dates. This fund provides the participant with a stated rate of return. The contracts included in the financial statements are at contract value, which approximates fair value as calculated by the Trustee. The method of calculation for the reported fair values is based on the discounting of future cash flows using an assumed spread over United States treasury bonds. At December 31, 1999, the contract value of these investments exceeded the fair market value by approximately $31,682. At December 31, 1998, the fair value exceeded the contract value by approximately $484,830.
  Transactions with Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
  Investments

Individual investments that represent 5% or more of net assets available for benefits at December 31, 1999, are as follows:

	Maturity	Market
Description	date	value

Merrill Lynch Trust Company CEC Common Stock Fund*	-	$6,933,108

Merrill Lynch Trust Company Balanced Fund*	-	7,251,327

Merrill Lynch Trust Company Equity Fund*	-	8,213,978

Merrill Lynch Trust Company Index Fund*	-	10,600,093

*Party-in-interest transaction

  Federal Income Tax Status

On July 17, 1995, the Company received a favorable determination letter from the Internal Revenue Service regarding the Plan's qualified status under Section 401(k) of the Internal Revenue Code. Accordingly, no provision for taxes has been made in the accompanying financial statements.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Notes to Financial Statements

  Merger

On April 23, 1999, CEC, the parent of The Southern Connecticut Gas Company, announced that it had signed a definitive merger agreement with Energy East Corporation ("Energy East") under which CEC would become a wholly-owned subsidiary of Energy East. The merger was approved by the shareholders of CEC on September 14, 1999, and by the Connecticut Department of Public Utility Control on December 16, 1999. Beginning on February 8, 2000, the effective date of the merger, the CEC common stock fund was replaced by the Energy East common stock fund as an investment option to participants.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Item 27a - Schedule of Assets Held for Investment Purposes
As of December 31, 1999

	Maturity	Purchase	Market
Description	date	cost	value
Security Life of Denver
Guaranteed Investment Contract - 6.76%	6/2003	$2,000,000	$2,016,194
Canada Life Assurance Company
Guaranteed Investment Contract - 6.16%	2/2000	2,000,000	2,024,055
Allstate Life Insurance Company
Guaranteed Investment Contract - 5.50%	3/2000	2,000,000	2,087,526
AIG Life
Guaranteed Investment Contract - 4.88%	10/2000	1,500,000	1,513,186
Transamerica Occidental Life Company
Guaranteed Investment Contract - 6.48%	1/2002	2,000,000	2,124,112
Principal Financial Group
Guaranteed Investment Contract - 5.29%	10/2000	2,500,000	2,524,829
Jackson National Life Insurance Company
Guaranteed Investment Contract - 5.91%	3/2003	2,800,000	2,807,057
GE Life & Annuity
Guaranteed Investment Contract - 6.64%	12/2000	2,000,000	2,006,021
Metropolitan Life Insurance Company
Guaranteed Investment Contract - 6.58%	3/2001	2,104,237	2,104,605
New York Life Insurance Company
Guaranteed Investment Contract - 6.90%	9/2001	2,000,000	2,108,245
Merrill Lynch Trust Company
*CEC Common Stock Fund	-	5,282,034	6,933,108
Merrill Lynch Trust Company
*Balanced Fund	-	5,116,404	7,251,327
Merrill Lynch Trust Company
*Equity Fund	-	5,730,964	8,213,978
Merrill Lynch Trust Company
*Index Fund	-	8,491,286	10,600,093
Merrill Lynch Trust Company
Participant Loans - 9.7% - 10.5%	Various	-	1,606,728
Merrill Lynch Trust Company
*Money Market Account - 5.25%	-	3,092,146	3,092,146
		$48,617,071	$59,013,210

* Party-in-interest transaction

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Item 27d - Schedule of Reportable Transactions
For the year ended December 31, 1999

Description of asset	Maturity date	Purchase price	Selling price	Number of purchases	Number of sales	Cost of asset	Current value of asset on transaction date	Net gain

Single transactions: Sun Life of Canada, US Guaranteed Investment Contract - 7.91%	3/99	$ -	$2,728,941		1	$2,728,941	$2,728,941	$ -

Jackson National Life Insurance Company Guaranteed Investment Contract - 5.91%	3/2003	2,800,000	-	1		2,800,000	2,800,000	-

Series transactions: Merrill Lynch Trust Company Equity Fund	-	30,520,102		242		30,520,102	30,520,102	-
			30,575,312		115	29,869,635	30,575,312	705,677

Merrill Lynch Trust Company Index Fund	-	10,102,766		269		10,102,766	10,102,766	-
			10,408,709		137	9,312,594	10,408,709	1,096,115

Merrill Lynch Trust Company Fixed Income Fund	-	34,274,699		288		34,274,699	34,274,699	-
			35,148,464		192	34,203,867	35,148,464	944,597

Merrill Lynch Trust Company CEC Common Stock Fund	-	7,483,409		223		7,483,409	7,483,409	-
			6,729,560		92	6,273,077	6,729,560	456,483

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Consent of Independent Accountants

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (no. 333-34776) pertaining to The Southern Connecticut Gas Company Target Plan of our report dated May 26, 2000, relating to the financial statements, which appear in this Form 11-K for the year ended December 31, 1999.

PricewaterhouseCoopers LLP
Hartford, CT
June 19, 2000